EXHIBIT 99.1

Standard Lithium Reports Fourth Quarter and Full Year 2025 Results

  Signed First Binding Customer Offtake Agreement with Trafigura
  Received Indications of Interest for Over $1 Billion in Project Finance
  Provides an Update on Plans for a Final Investment Decision (“FID”) on the South West Arkansas Project (the “SWA Project”)

VANCOUVER, British Columbia, March 30, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three-month and full year periods ended December 31, 2025.

“We had a busy and productive fourth quarter as we advanced and completed multiple important milestones and deliverables for the Company,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We filed a positive Definitive Feasibility Study for the SWA Project, and a Maiden Inferred Resource for our first project in East Texas, the Franklin Project. We received a key final regulatory approval for the SWA Project from the Arkansas Oil and Gas Commission. And we continued to strengthen and de-risk our own financial position, while progressing the Export Credit Agency led project financing for the SWA Project.”

“To begin this year, we have been working diligently to advance the remaining workstreams required to reach FID for the SWA Project. We have made meaningful progress on all fronts, including the signing of our first binding commercial offtake agreement with Trafigura. We will continue to provide project updates as we conclude this work. Our plan for 2026 is to approve FID and begin construction at the SWA Project, and to continue to improve the definition of our position and expand our leasehold footprint in East Texas.”

Highlights Subsequent to the Three-Month Period Ended December 31, 2025

All amounts are in US dollars unless otherwise indicated. All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

  Smackover Lithium Signs First Binding Customer Offtake Agreement for the SWA Project
  Announced the signing of an offtake agreement with Trafigura Trading LLC (“Trafigura”), a global commodities market leader with an established presence across battery metals, including lithium. Smackover Lithium will supply Trafigura with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production.
  Standard Lithium Bolsters National Security Focus by Adding Expert Critical Minerals and Defense Advisors
  Engaged The Walsh Group, LLC, led by Lieutenant General Robert S. Walsh, USMC (Ret.) and Global Mineral Strategies, led by Mr. Gary Stanley, as strategic advisors. This will strengthen the Company’s interaction with federal stakeholders and policymakers as it continues discussions with the U.S. Administration and related federal agencies regarding the development of secure domestic lithium supply chains.

Highlights From Three-Month Period Ended December 31, 2025

  Smackover Lithium Receives Indications of Interest for Over $1 Billion in Project Finance for the SWA Project
  Received expressions of interest from three major Export Credit Agencies, including Export-Import Bank of the United States (EXIM) and Export Finance Norway (Eksfin), for over $1 billion in senior secured project debt to fund the construction of Phase 1 of the SWA Project. Expressions of interest, including from a group of commercial banks, have been at competitive indicative terms and exceed the targeted debt amount for the SWA Project.
  Smackover Lithium Files Maiden Inferred Resource for its Franklin Project in East Texas, Containing the Highest Reported Lithium-in-Brine Grades in North America
  Filed on November 5th following release of the highlights during the third quarter, this report for Smackover Lithium’s first of three planned projects in the East Texas region of the Smackover highlights the size and quality of its brine position. It marks a key step towards the ultimate goal of reaching production of over 100,000 tonnes of lithium chemicals per year in Texas through multiple phases.
  Smackover Lithium Receives Key Final Integration Approval from the Arkansas Oil and Gas Commission (“AOGC”) for SWA Project
  Received unanimous approval from the AOGC for its Integration Application for the Reynolds Brine Unit where the initial commercial phase of the SWA Project is planned to be developed. Integration is the formal process which amalgamates any non-leased mineral interests into an approved brine production unit, which aims to ensure the operator’s access to the brine while protecting the correlative rights of mineral owners, and is a key de-risking step providing certainty on the resource.
  Standard Lithium Closes Upsized $130 Million Underwritten Public Follow-on Equity Offering
  Closed an underwritten public offering on October 20th of 29,885,057 common shares at a price of $4.35 per common share for aggregate gross proceeds of approximately $130 million. Strong support received from institutional investors allowed the Company to increase the original transaction size by an additional $10 million.
  Smackover Lithium Files Definitive Feasibility Study (“DFS”) for Its SWA Project, North America's Highest-Grade Reported Lithium Brine Reserve
  Filed on October 14th following release of the DFS highlights during the third quarter. The SWA Project contemplates initial production capacity of 22,500 tonnes per annum of battery-quality lithium carbonate, producing 447,000 tonnes (Proven Reserves) of lithium carbonate equivalent (“LCE”), or 38% of the in-situ Measured and Indicated Resources of 1,177,000 tonnes LCE. The SWA Project begins production at an average lithium concentration of 549 mg/L and processes 0.20 km3 of brine over its modelled 20-year life at an average lithium concentration of 481 mg/L.
  Cash and working capital of $152.3 million and $147.6 million, respectively, as of December 31, 2025.
  The Company has no term or revolving debt obligations as of December 31, 2025.

SWA Project Final Investment Decision

The four primary deliverables to be completed prior to taking FID are signing the construction vendor contracts (EPCC/EPCM), receiving National Environmental Policy Act (NEPA) approval from federal regulators, finalizing customer offtakes, and closing project financing.

Smackover Lithium continues to make meaningful progress on all fronts. It expects to complete vendor contracting and the environmental review in the second quarter of this year, and to reach agreements on its remaining advanced offtake negotiations, which will help to finalize the size and structure of the SWA Project debt. This would result in the joint venture being in a position to take FID and begin construction in 2026, and to achieve first commercial production in 2029.

Three-Month and Full Year Period Ended December 31, 2025 Webcast

The Company will hold a webcast to discuss its three-month and full year period ended December 31, 2025 later today Monday, March 30th at 4:30 p.m. ET. Live access as well as a replay will be available via webcast.

Webcast Details
Standard Lithium Q4 2025 Earnings Call and Webcast
March 30, 2026 4:30 p.m. Eastern Time (USA and Canada)

Attendee Webcast Link: https://events.q4inc.com/attendee/366240036

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three-month and full year periods ended December 31, 2025, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

Department of Energy Acknowledgement

This material is based upon work supported by the U.S. Department of Energy's Office of Manufacturing Energy and Supply Chains under award Number DE-MS-0000099.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “contemplate”, “target”, “plan”, “forecast”, “may”, “could”, “will”, “would”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, mining recoveries, processing rates, production rates, the projected life of mine and other expected attributes of the SWA Project, regulatory or government requirements or approvals, continued exploration of the Franklin Project, the anticipated timing of FID and construction of the SWA Project, the size and quality of the Franklin Project brine position, future expansion phases, the Company’s ability to reach production of over 100,000 tonnes of lithium chemicals annually in Texas, the timing and ability to complete vendor contracts, environmental assessments, additional offtake agreements and SWA Project debt agreements and engineering, procurement, construction and commissioning agreements, the ability of the Company’s new advisors to strengthen its interaction with federal stakeholders and policymakers, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.